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EXHIBIT (i)

                           OPINION OF ROPES & GRAY LLP

                                ROPES & GRAY LLP
                                ONE METRO CENTER
                              700 12th STREET, N.W.
                                    SUITE 900
                              WASHINGTON, DC 20005

                   WRITER'S DIRECT DIAL NUMBER: (202) 508-4667

February 26, 2007

BB&T Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219

Ladies and Gentlemen:

You have registered under the Securities Act of 1933, as amended (the "1933 Act") an indefinite number of shares of beneficial interest ("Shares") of the BB&T Variable Insurance Funds ("Trust"), as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"). You propose to file a post-effective amendment on Form N-1A (the "Post-Effective Amendment") to your Registration Statement as required by Section 10(a)(3) of the 1933 Act and the rules thereunder and Section 8(b) of the 1940 Act and the rules thereunder. The purpose of this filing is to update disclosure with regard to each Fund of the Trust described in said Registration Statement (each a "Series").

We have examined your Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of your Bylaws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

Based upon the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Shares of each Series have been duly authorized under Massachusetts law. Upon the original issue and sale of your authorized but unissued Shares of the Series and upon receipt of the authorized consideration therefor in an amount not less than the net asset value of the Shares of the Series established and in force at the time of their sale, the shares of the Series issued will be validly issued, fully paid and non-assessable.

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BB&T Variable Insurance Funds
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The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust provides for indemnification out of the property of a particular Series of Shares for all loss and expenses of any shareholder of that Series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that Series of Shares itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the filing of the Post-Effective Amendment. We consent to the filing of this opinion with and as part of your Post-Effective Amendment.

                                        Sincerely,


                                        /s/ Ropes & Gray LLP

                                        Ropes & Gray LLP